TELUS Communications Inc. 510 W Georgia St Vancouver, BC Canada V6B 0M3

June 11, 2025

Josh Blair, Lead Director of the Board of Directors of TELUS Digital

TELUS International (Cda) Inc.

510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Mr. Blair:

TELUS Corporation (“TELUS”) is pleased to present the following non-binding proposal (the “Proposal”) to acquire 100% of the outstanding multiple voting shares and subordinate voting shares (collectively, the “Shares”) we do not already own of TELUS International (Cda) Inc. (“TELUS Digital” or the “Company”). This Proposal is subject to the terms, conditions and assumptions set out in this letter. Please feel free to share this Proposal with members of the Board of Directors of the Company.

As the Company’s principal shareholder, TELUS has a long history with TELUS Digital dating back to 2005, and we are currently TELUS Digital’s largest customer. We also have a shared culture that values our people and the innovation they bring to our respective businesses in the delivery of leading solutions and services to clients at any stage of their digital journey. Given our relationship, we are deeply familiar with TELUS Digital and believe we are best positioned to acquire and integrate the Company and help it to achieve its full potential. We have also assessed the merits for this proposed transaction and concluded that this is the only transaction that TELUS is prepared to consider for the Company and we would not support any refinancing, recapitalization, sale, merger or other alternative form of transaction, nor a sale of our Shares.

1.	Offer Price: We are proposing a purchase price of US$3.40 per Share in cash to acquire 100% of the Shares of the Company that we do not own. This price values TELUS Digital at c. US$2.3bn enterprise value on a fully diluted basis (excluding lease liabilities) and represents a premium of approximately 15% to the Company’s closing share price on the New York Stock Exchange on June 11, 2025, and a premium of approximately 23% over the Company’s 30-day VWAP based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (New York Stock Exchange and all U.S. marketplaces) as of such date. The proposed purchase price would be payable in cash, TELUS common shares, or a combination of both.

We believe this Proposal offers liquidity at a compelling value to TELUS Digital shareholders. In arriving at our Proposal, we have assumed that (i) the Company’s capitalization, as described in the condensed interim consolidated financial statements for the three months ended March 31, 2025 and the 2025 information circular, consists of 164,381,876 multiple voting shares, 112,477,222 subordinate voting shares, 5,352,728 stock options, 12,216,332 performance share units, and 14,359,378 restricted share units and (ii) no substantial issuer bids, normal course issuer bids, dividends or extraordinary or special distributions will be effected, declared or paid following the date of this Proposal.

2.	Transaction Structure: We anticipate the transaction to be completed through a Court approved plan of arrangement under the British Columbia Business Corporations Act. As part of the transaction, it is expected that all of the outstanding debt of the Company will remain outstanding on its existing terms, with the transaction not constituting a “change of control” event with respect thereof.

Restricted - External

3.	Financing: We are a large, global corporation with ample liquidity and access to multiple sources of financing. We intend to fund any cash consideration offered to TELUS Digital shareholders by utilizing a combination of cash on our balance sheet and debt financing. The Arrangement Agreement (as defined below) would therefore not include any financing condition.
4.	MI 61-101 and 13E-3: We understand the transaction contemplated by this Proposal would be subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions in Canada and to Rule 13E-3 in the U.S. Accordingly, we would ask that you immediately undertake the required actions, including forming a special committee comprised of independent directors. In order for the contemplated transaction to proceed expeditiously, we would like this work to commence as soon as possible.
5.	Definitive Agreements: The proposed transaction and its terms and conditions would be set out in mutually acceptable arrangement agreement containing customary terms and conditions for a transaction of this size involving a controlling shareholder (the “Arrangement Agreement”). We will promptly provide you with a draft Arrangement Agreement for your consideration.
6.	Due Diligence and Timing: Given our existing relationship, our familiarity with the Company and our expertise in the sector, we are confident that we can complete due diligence and proceed towards signing the Arrangement Agreement in an expedited manner. With appropriate access to the Company’s management, business plan and other relevant data, we anticipate being able to complete our confirmatory diligence within the timeframe required to negotiate the Arrangement Agreement. We have already engaged third-party advisors and stand ready to engage with the Company. We anticipate our customary due diligence exercise to be focused on, among other things: (a) reviewing and discussing with TELUS Digital management the Company’s business plan and other relevant information; (b) engaging in discussions with Company management to develop a post-closing integration plan; and (c) reviewing material legal contracts.
7.	Review and Approvals: Our Board of Directors has reviewed and approved the submission of this Proposal. Entering into the proposed Arrangement Agreement will be conditional on, among other things, completion of our due diligence, negotiating a satisfactory Arrangement Agreement, securing support from key shareholders of TELUS Digital and final approval from our Board. At the present time, we do not anticipate any regulatory approvals to be required in order for us to consummate the transaction.
8.	Advisors and Other: We have retained Barclays as our financial advisor, Stikeman Elliott as our Canadian legal advisor and A&O Shearman as our US legal advisor. We may retain additional advisors if we deem necessary to complete this transaction. We and our advisors are available to discuss the terms of this Proposal and respond to any questions.

As you are aware we are obligated to disclose this Proposal promptly in an amended 13D filing, which we expect to do before the market opens on June 12, 2025. We will also be required to issue a press release and file an early warning report on SEDAR+ in accordance with applicable Canadian securities laws.

This Proposal is non-binding and it is not intended to impose any obligation or liability on TELUS or any other person. Nothing in this Proposal shall be construed as an offer or commitment on the part of TELUS to negotiate the Arrangement Agreement or complete the proposed transaction, whether on the terms in this Proposal or any other terms.

We are looking forward to receiving your feedback by no later than June 18, 2025 and engaging with the Company to deliver a transaction that will benefit TELUS Digital and its shareholders.

Sincerely,

/s/ Darren Entwistle

Darren Entwistle

President and CEO

TELUS Corporation